UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

FSI International, Inc.

(Name of Subject Company)

FSI International, Inc.

(Name of Person(s) Filing Statement)

Common Stock, no par value

(Title of Class of Securities)

302633102

(CUSIP Number of Class of Securities)

Donald S. Mitchell

President

FSI International, Inc.

3455 Lyman Boulevard

Chaska, Minnesota 55318-3052

(952) 448-5440

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copies To:

Faegre Baker Daniels LLP

2200 Wells Fargo Center

90 South Seventh Street

Minneapolis, Minnesota 55402-3901

(612) 766-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission on August 27, 2012 by FSI International, Inc. (“FSI”). The Statement relates to the cash tender offer by RB Merger Corp., a Minnesota corporation, and indirect wholly-owned subsidiary of Tokyo Electron Limited, a Japanese corporation, to purchase all of FSI’s outstanding shares of common stock, no par value, at a purchase price of $6.20 per share in cash, net to the seller of such shares, without interest and subject to any required withholding of taxes, upon the terms and conditions set forth in the Offer to Purchase, dated August 27, 2012 (as it may be amended or supplemented, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal”). The Offer to Purchase and Letter of Transmittal were filed with the Statement as Exhibits (a)(1)(A) and (a)(1)(B) thereto.

The information set forth in the Statement remains unchanged, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Statement.

Item 8.	Additional Information

Item 8 of the Statement is hereby amended and supplemented by adding the following subsection immediately following the subsection entitled “Litigation Related to the Offer and Merger” and immediately prior to the subsection entitled “Forward-Looking Statements”:

Completion of the Offer; Exercise of the Top-Up Option; Closing of the Merger

“The Offer and withdrawal rights expired at 12:00 midnight, New York City time, on Wednesday, October 10, 2012. The Depositary has advised us that 35,529,572 Shares were validly tendered and not properly withdrawn (not including approximately 1,071,523 Shares tendered through notice of guaranteed delivery), representing approximately 89.50% of the outstanding Shares. Accordingly, the Minimum Tender Condition has been satisfied. Purchaser has accepted for payment all Shares that were validly tendered and not properly withdrawn. TEL will purchase and pay for all Shares promptly.

Pursuant to the terms of the Merger Agreement, Purchaser has exercised its Top-Up Option to purchase directly from FSI an additional number of Shares sufficient to give Purchaser ownership of at least 90% of the outstanding Shares, when combined with the Shares purchased by Purchaser in the Offer. Pursuant to the Top-Up Option, on October 11, 2012, Purchaser purchased an additional 2,000,000 Shares from FSI at a purchase price of $6.20 per Share, which together with the Shares purchased in the Offer (but not including any Shares tendered by notice of guaranteed delivery) represented at least 90% of the outstanding Shares.

Pursuant to the terms of the Merger Agreement on October 11, 2012, Purchaser merged with and into FSI through a short form merger under the MBCA, with FSI continuing as the surviving corporation and an indirect wholly owned subsidiary of TEL. By virtue of the Merger, each issued and outstanding Share (other than Shares owned by TEL, Purchaser or any subsidiary of TEL or FSI, or held by shareholders who properly demand and perfect dissenters’ rights under Minnesota law) was cancelled and converted into the right to receive the same consideration, without interest, received by holders who tendered in the Offer, subject to the proper exercise of dissenters’ rights.

On October 11, 2012, TEL issued two press releases announcing the completion of the Offer and Merger, respectively. The full text of the press releases are attached as Exhibit (a)(1)(L) and Exhibit (a)(1)(M) and are incorporated herein by reference.”

Item 9.	Exhibits

Item 9 of the Statement is hereby amended and supplemented by adding thereto the following exhibits:

“(a)(1)(L) Text of press release of Tokyo Electron announcing completion of the Offer, October 11, 2012 (incorporated by reference to Exhibit (a)(1)(J) to Amendment No. 6 to Schedule TO filed by TEL and Purchaser on October 11, 2012)”

“(a)(1)(M) Text of press release of Tokyo announcing completion of the Merger, dated October 11, 2012 (incorporated by reference to Exhibit (a)(1)(K) to Amendment No. 6 to Schedule TO filed by TEL and Purchaser on October 11, 2012)”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

By:	/s/ Kenji Washino
Name:	Kenji Washino
Title:	Chief Executive Officer and Chief Financial Officer
Date: October 11, 2012